UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
ACT OF 1934

For the month of September 2002

(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X




SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TELE NORTE LESTE PARTICIPACOES S.A.

Date:	September 9, 2002
By
Name:	Alvaro A. C. dos Santos
Title:		Director of Investor Relations




TELE NORTE LESTE PARTICIPACOES S.A.
CNPJ/MF N 02.558.134/0001-58
NIRE N 53.300.005702
Publicly Traded Company

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING
SUMMONS NOTICE

The Board of Directors of TELE NORTE LESTE PARTICIPACOES S.A. calls the Company's shareholders for an Extraordinary Shareholders' Meeting on September 20, 2002, at 10:00 am at the Company's headquarters, at Rua Humberto de Campos, 425, Leblon, in the city of Rio de Janeiro, RJ, on the 3rd floor, to deliberate and vote on the items of the agenda which include to: (i) alter the article 27 of the Company's Bylaws, which defines the compositions of the Board of Executive Officers which shall be composed by a minimum of two and maximum of six members, being one President Director (CEO), two Superintendent Directors and three Directors with no specific designation and to change other articles of the Bylaws to reflect the change specified above.

General Information
1. All powers of attorney to vote at the Ordinary and Extraordinary Shareholders' Meeting must be delivered to the attention of the Company's legal department at the Company's headquarters located in the city of Rio de Janeiro, RJ, at Rua Humberto de Campos, n 425, 8rd floor, Leblon, at least 2 (two) business days prior to the date of the Meeting.
2. Shareholders whose shares are registered with a custodial agent, who whis to vote their shares at the Ordinary and Extraordinary Meeting, must present a statement issued no later than 2 (two) days prior to the date of the Meeting by the custodial agent, indicating the amount of shares of the Company held by shareholders as of said date

Rio de Janeiro, 04 de setembro de 2002.

Fersen Lamas Lambranho
Chairman of the Board of Directors

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